1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

November 28, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
Securities Act File No. 333-92935
Investment Company Act File No. 811-09729
Post-Effective Amendment No. 1,850

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 1,850 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust:

iShares U.S. Infrastructure ETF (the “Fund”).

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objective and Principal Investment Strategies

The Fund seeks to track the investment results of an index comprised of equities of U.S. companies that have infrastructure exposure and that could benefit from a potential increase in domestic infrastructure activities.

The Fund seeks to track the investment results of the NYSE FactSet U.S. Infrastructure Index (the “Underlying Index”), which is designed to measure the performance of equity securities of U.S. companies involved in U.S. focused infrastructure activities (as determined by ICE Data Indices, LLC or its affiliates (the “Index Provider” or “ICE Data”)).

The Underlying Index is comprised of equity securities primarily listed on the New York Stock Exchange (“NYSE”) or NASDAQ (excluding master limited partnerships (MLPs), royalty trusts,

business development companies (BDCs), and American depository receipts (ADRs)) that are classified to be under one of the 95 infrastructure-related industries as defined by FactSet Revere Business Industry Classification System (RBICS). Each company in the Underlying Index is classified as either Category 1 or Category 2, where Category 1 companies are infrastructure enablers and Category 2 are infrastructure asset owners and operators.

Infrastructure enablers are potential beneficiaries of infrastructure investment in the U.S. Category 1 companies in the Underlying Index include companies in construction and engineering services, machineries and materials. Infrastructure asset owners and operators are companies associated with traditional equity infrastructure investing. Category 2 companies in the Underlying Index include companies in energy transportation and storage, railroad transportation, and utilities.

At the time of inclusion, eligible companies must derive 50% or more of their annual revenues from the U.S. The Underlying Index applies equal weighting to Category 1 and Category 2, and within each category, equal weighting is also applied to all individual securities.

The Underlying Index will be reviewed and reconstituted annually in March each year. Constituent weights of the Underlying Index are rebalanced quarterly. The Underlying Index may include large-, mid- or small-capitalization companies. As of September 15, 2017, a significant portion of the Underlying Index is represented by securities of industrials, materials and utilities companies. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to the Fund. The portfolio managers are specific to the Fund. Fee information will be specific to this Fund. The discussion of the tax implications of buying and selling shares is specific to this Fund.

The Amendment follows the general format used in prior filings for the Trust prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,792, filed pursuant to Rule 485(a)(2) on August 1, 2017, relating to iShares Broad USD High Yield Corporate Bond ETF, which became effective on October 23, 2017 (“PEA 1,792”).

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings for the Trust, which has been reviewed by the Staff. In particular, the format and non-index specific disclosure is based on PEA 1,792. The substantially similar sections are as follows:

In the Prospectus:

“Portfolio Holdings Information,” “Management – Investment Adviser,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Buying and Selling Shares,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Dividends and Distributions,” “Shareholder Information – Householding,” and “Distribution.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Management – Potential Conflicts of Interest,” “Investment Advisory, Administrative and Distribution Services – Investment Adviser,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services – Payments by BFA and its Affiliates,” “Determination of Net Asset Value,” “Brokerage Transactions,” “Additional Information Concerning the Trust – DTC as Securities Depository for Shares of the Fund,” “Creation and Redemption of Creation Units – Cash Purchase Method,” “Creation and Redemption of Creation Units – Procedures for Creation of Creation Units,” “Creation and Redemption of Creation Units – Role of the Authorized Participant,” “Creation and Redemption of Creation Units – Purchase Orders,” “Creation and Redemption of Creation Units – Timing of Submission of Purchase Orders,” “Creation and Redemption of Creation Units – Acceptance of Orders for Creation Units,” “Creation and Redemption of Creation Units – Issuance of a Creation Unit,” “Creation and Redemption of Creation Units – Redemption of Creation Units,” “Creation and Redemption of Creation Units – Cash Redemption Method,” “Creation and Redemption of Creation Units – Taxation on Creations and Redemptions of Creation Units,” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is customary for a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).

cc:	Christy Chen

Anne C. Choe

Deepa Damre

Michael Gung

Nicole Hwang

George Rafal

Joel Whipple